SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549


Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. )




                         KEY TRONIC CORPORATION
                            (Name of Issuer)

                Common Stock, par value $0.01 per share
                     (Title of Class of Securities)

                             493144109
                           (CUSIP Number)



Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     Page 1 of 5 Pages



(Continued on following page(s))

                     Page 2 of 5 Pages

CUSIP NO. 493144109

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Zesiger Capital Group LLC
      Tax Id. No. 13-3813880


2.    Check the Appropriate Box if a Member of a Group*

      (a)N/A

      (b)

3.    SEC Use Only


4.    Citizenship or Place of Organization

      New York, New York


Number                 5.    Sole Voting Power                 583,800 shs
of
Shares                 6.    Shared Voting Power                    N/A
Beneficially
Owned by Each          7.    Sole Dispositive Power            790,900 shs
Reporting
Person With            8.    Shared Dispositve Power                N/A



9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      790,900 shs


10.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

      N/A

11.   Percent of Class Represented by Amount in Row (11)

      9.3%

12.   Type of Reporting Person*

      Investment Adviser (IA)



                 Page 3 of 5 Pages

Item 1.

      (a)  Name of Issuer:

                 Key Tronic Corporation

      (b)  Address of Issuer's Principal Executive Office:

                 4424 N. Sullivan Road
                 Spokane, Washington  99216


Item 2.

           (a)  Name of Persons Filing

                Zesiger Capital Group LLC

           (b) Address of Principal Business Office

               320 Park Avenue, 30th Floor, New York, New York 10022


           (c) Citizenship

               New York

           (d) Title of Class of Securities

               Common Stock

           (e)  CUSIP number:

                493144109


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a(n):

          (a)  ___   Broker or Dealer registered under Section 15
                     of the Act

          (b)  ___   Bank as defined in section 3(a)(6) of the Act

          (c)  ___   Insurance Company as defined in section
                     3(a)(19) of the Act


                            Page 4 of 5 Pages



          (d)  ___   Investment Company registered under section 8
                     of the Investment Company Act

          (e)  _X_   Investment Advisor registered under section 203
                     of the Investment Advisors Act of 1940

          (f)  ___   Employee Benefit Plan, Pension Fund which is
                     subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

          (g)  ___   Parent Holding Company, in accordance with section
                     240.13d-1(b)(ii)(G)(Note:  See Item 7)

          (h)  ___    Group, in accordance with section 240.13d-1(b)
                      (1)(ii)(H)


Item 4.    Ownership

           (a)   Amount Beneficially Owned

                 790,900

           (b)   Percent of Class

                 9.3%

           (c)   Number of shares as to which such person has:

                 (i)   sole power to vote or to direct the vote

                       583,800

                 (ii)  shared power to vote or to direct the vote

                       N/A

                 (iii) sole power to dispose or to direct the disposition

                       790,900

                 (iv)  shared power to dispose or to direct the disposition

                       N/A


Item 5.    Ownership of Five Percent or Less of a Class.

           N/A


Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Clients for whom Zesiger Capital Group LLC acts as investment adviser may withdraw dividends or the proceeds of sales from the accounts managed by Zesiger Capital Group LLC. No single client account owns more then 5% of the class of securities.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           N/A


Item 8.    Identification and Classification of Members of the Group.

           N/A


Item 9.    Notice of Dissolution of Group.

           N/A

                       Page 5 of 5 Pages

Item 10.   Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is ture, complete and correct.

Dated:     February 1, 1996.


                              By:
                                    /s/ Barrie R. Zesiger
                                        Managing Director - Administration